BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

February 16, 2024

BNY Mellon Investment Funds V, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation - BNY Mellon Diversified International Fund

To Whom It May Concern:

Effective March 1, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Diversified International Fund (the "fund"), a series of BNY Mellon Investment Funds V, Inc. (the "Company") as follows:

The fund's investment adviser, BNY Mellon Investment Adviser, Inc., has contractually agreed, until March 1, 2025, to assume the direct expenses of the fund so that the total annual fund operating expenses (including acquired fund (underlying funds) fees and expenses) of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.05%. On or after March 1, 2025, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the fund, upon the approval of the Board of Directors of the fund and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to March 1, 2025 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By:_/s/James Bitetto
James Bitetto Secretary

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS V, INC.

By: /s/ James Windels

James Windels

Treasurer